Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 22, 2021

IonQ and Fidelity Center for Applied Technology Demonstrate Quantum Machine Learning

for Finance on IonQ Quantum Computers

•	New paper describes how quantum machine learning algorithms have exponential advantage over classical counterparts in financial analysis

•	Algorithm leverages copulas—a common data analysis technique—to better describe the complex relationships between several variables, such as stock prices

•	Algorithm has been demonstrated on IonQ’s latest quantum computer and outperformed equivalent algorithm based on classical machine learning

•	Quantum algorithms can be applied to statistical problems in several industries, expanding the near-term opportunity for quantum computing

September 22, 2021 09:00 AM Eastern Daylight Time

COLLEGE PARK, Md.—(BUSINESS WIRE)—IonQ, Inc. (“IonQ”), a leader in quantum computing, today announced the release of a new paper in collaboration with Fidelity Center for Applied Technology (FCAT) that demonstrates how its quantum computers can outperform classical computers to generate high-quality data for use in testing financial models. Financial institutions commonly use models for asset allocation, electronic trading, and pricing, and require testing data to validate the accuracy of these models. The new technique, demonstrated by FCAT on IonQ’s latest quantum computers, has the potential to be the first class of quantum machine learning models to be deployed for broad commercial use.

“Fidelity has long been a leader in understanding how new technologies will shape markets and industries, and we’re excited to work with them in this space.”

Today, many financial institutions generate data with classical machine learning to test their financial models. These classical approaches are often limited because real-world dependencies between variables—for example, in a portfolio of stocks—are too complex for them to model. IonQ and FCAT demonstrated that data generated with quantum machine learning algorithms is more representative of these real-world dependencies and is therefore better at accounting for edge cases like black swan events.

The technique invented by IonQ and FCAT leverages copulas, a method often used in statistical models to describe relationships between large numbers of variables. For instance, large financial institutions use copulas to understand relationships between stock prices (if the price of X is within a particular range, then the price of Y tends to go up). By using quantum computers to implement copulas, IonQ and FCAT demonstrated the ability to construct complex models beyond the capability of classical computers.

“This research, performed on IonQ hardware, shows quite clearly that leveraging quantum computing can lead to superior financial modeling results. The application of quantum machine learning to other industries, ranging from climate science to geopolitics, means that a quantum-shaped future is just around the corner,” said Peter Chapman, CEO and President of IonQ. “Fidelity has long been a leader in understanding how new technologies will shape markets and industries, and we’re excited to work with them in this space.”

The copula method underlying FCAT and IonQ’s work can potentially be applied to any industry dealing with complex systems that involve several correlated variables. In the near future, it is expected that quantum machine learning may be applied to climate research, medical imaging, and recommendation systems. In finance, the first quantum machine learning methods using copulas are likely to be applied to risk management and portfolio optimization.

“At FCAT, we track new and emerging technologies and trends to help Fidelity meet the changing needs of our customers and associates,” said Adam Schouela, Head of Emerging Technology, FCAT. “Classical computing enabled breakthroughs in the financial services space, and we expect quantum computing’s impact to be no less significant. We’re thrilled that our latest research with IonQ can help demonstrate quantum’s potential in this space.”

The news continues a year of considerable momentum for IonQ. Its trapped-ion quantum computers were recently added to Google Cloud Marketplace, making IonQ the only supplier whose quantum computers are available via all of the major cloud providers. In addition, IonQ’s co-founders joined the White House’s National Quantum Initiative Advisory Committee to accelerate the development of the national strategic technological imperative.

About IonQ

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32-qubit quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit http://www.IonQ.com.

About Fidelity Investments

Fidelity’s mission is to inspire better futures and deliver better outcomes for the customers and businesses we serve. With assets under administration of $11.2 trillion, including discretionary assets of $4.2 trillion as of July 31, 2021, we focus on meeting the unique needs of a diverse set of customers: helping more than 38 million people invest their own life savings, 22,000 businesses manage employee benefit programs, as well as providing more than 13,500 wealth management firms and institutions with investment and technology solutions to drive growth. Privately held for 75 years, Fidelity employs more than 52,000 associates who are focused on the long-term success of our customers. For more information about Fidelity Investments, visit https://www.fidelity.com/about-fidelity/our-company.

About Fidelity Center for Applied Technology

The Fidelity Center for Applied Technology (FCAT) is a catalyst for breakthrough ideas that advance Fidelity’s market leadership and enhance every customer’s experience. FCAT teams track emerging social and tech trends, test product concepts and ideas, and build scalable solutions that propel Fidelity forward. For more information about FCAT, visit www.fcatalyst.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company founded by Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021 and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about

August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

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